EXHIBIT 5

                            CORAL GOLD RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                              Tel.: (604) 682-3701

                  NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2005 Annual and Special General Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at The Terminal City Club, 875 West Hastings Street, Vancouver, British Columbia, on:

                             Tuesday, June 14, 2005

at the hour of 10:30 o'clock in the forenoon (local time) for the following purposes:

1.   to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended January 31, 2005 and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.   to determine the number of directors and to elect directors;

5. to consider and if thought fit, approve a special resolution to alter the Notice of Articles to remove the application of Pre-existing Company Provisions as more particularly described in the Information Circular;

6. to consider and if thought fit, approve a special resolution to alter the Articles of the Company to a new form of Articles as more particularly described in the Information Circular;

7. to consider and if thought fit, approve a special resolution to change the authorized share structure of the Company to an unlimited number of common shares without par value;

8. to amend the company's 2003 Stock Option Plan (the "Plan") by increasing the number of common shares reserved for issuance under the Plan from 706,000 shares to 929,000 shares; and

9.   to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 6th day of May, 2005.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "Matt Wayrynen"

                     ----------------------------------------
                            Matt Wayrynen, President